1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated December 15, 2008

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2008/12/15

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1. Announcement on 2008/11/17: Explanation of the report about Chunghwa acquired the exclusive right to sell iPhone 3G handsets

2. Announcement on 2008/11/19: New Appointment of Representative of Juristic-Person Directors and Supervisor

3. Announcement on 2008/11/20: Announcement of the disposition of Fuh-Hwa Elite Angel Fund

4. Announcement on 2008/11/20: Announcement of the disposition of Fidelity US High Yield Fund

5. Announcement on 2008/12/04: Clarification of the report that Chunghwa Telecom plans to set up a joint venture with Thailand’s IEC to provide IENet service

6. Announcement on 2008/12/04: Clarification of the report that Chunghwa Telecom will continue to distribute 90% of its earnings as cash dividend next year

7. Announcement on 2008/12/05: Announcement of the procurement of various types of Cable

8. Announcement on 2008/12/09: Announcement for the procurement of various types of Cable amounted to the stipulation announcement in one year

9. Announcement on 2008/12/10: Chunghwa Telecom announced its unaudited revenue for November 2008

10. Announcement on 2008/12/10: Nov 2008 sales

EXHIBIT 1

Explanation of the report about Chunghwa acquired the exclusive right to sell iPhone 3G handsets

Date of events: 2008/11/15

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2008/11/15

3. Content of the report: Chunghwa signed agreement with Apple Inc. to acquire the exclusive right to sell iPhone 3G handsets

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Chunghwa signed agreement with Apple Inc. and become the first telecom company in Taiwan to sell iPhone 3G handsets

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 2

New Appointment of Representative of Juristic-Person Directors and Supervisor

Date of events: 2008/11/19

Contents:

1. Date of occurrence of the change: 2008/11/19

2. Name of juristic-person director/ supervisor: Ministry of Transportation and Communications

3. Name and resume of the replaced person:

(1) Director; Chiou-Chien Chang; Vice Minister of MOTC; BS, Department of Transportation Communication Management Science, National Cheng Kung University

(2) Director; Dah-jan Chiou; Commissioner of Finance Department, Taipei City Government; Ph. D. in Land Economics, National Chengchi University

(3) Supervisor; Yu-Hsien Lin; Director of Budget, Accounting and Statistics Department, Taipei County Government; Master degree in Statistics, National Central University in Taiwan

4. Name and resume of the replacement:

(1) Director; Jiann-Yen Chen; General Secretary of MOTC; Law Department of Soochow University

(2) Director; Yuan-Hui Cheng; Senior Secretary of MOTC; Department of Chinese, Tamkang University

(3) Supervisor; Tay-Shing Lee; the Comptroller of Accounting Department of MOTC; Department of Accounting, Feng Chia University.

5. Reason for the change: Being replaced in accordance with the provisions set forth in Item 3 Article 27 of Company Act

6. Original term (from                      to                     ): 2007/06/15 ~ 2010/06/14

7. Effective date of the new appointment: 2008/11/19

8. Any other matters that need to be specified: None

EXHIBIT 3

Announcement of the disposition of Fuh-Hwa Elite Angel Fund

Date of events: 2008/11/20

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Fuh-Hwa Elite Angel Fund

2. Date of occurrence of the event: 2008/11/20

3. Volume, unit price, and total monetary amount of the transaction: Volume: 946,969.7 units; Unit price: yet to be disclosed; Total amount: yet to be disclosed

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Fuh-Hwa Securities Investment Trust Co Ltd.; Relationship: None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): yet to be disclosed

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: The payment, based on the NAV on the coming 20th day after deal date, is to be made no later than 5 days starting from the aforementioned NAV date; None; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The transaction was based on the redemption price; The redemption price was disclosed by the fund management company; Finance Dept.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 0

12. Current ratio of private placement of securities (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0.55% of total assets; 0.68% of total stockholders’ equity; NT$58,215,620 thousand

13. Concrete purpose or use of the acquisition or disposition: Short-term investment

14. The discrepancy between the reference price of private placement and the transaction amount per share is 20 percent or more of the transaction amount: None

15. Net worth per share of company underlying securities acquired or disposed of: yet to be disclosed

16. Do the directors have any objection to the present transaction?: None

EXHIBIT 4

Announcement of the disposition of Fidelity US High Yield Fund

Date of events: 2008/11/18

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Fidelity US High Yield Fund

2. Date of occurrence of the event: 2007/11/22~2008/11/18

3. Volume, unit price, and total monetary amount of the transaction: Volume: 996,430.8200 units; Unit price: US$7.8870 ~ 11.0000; Total monetary amount of the transaction: NT$337,764,040

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Fidelity Investments (Taiwan) Limited; Relationship: none

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$-51,523,037

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment based on NAV on deal date; None; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The transaction was based on the fund’s NAV on deal date; The price was based on the fund’s NAV announced by the fund management company; Finance Dept

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): volume—891,246.1400 units; amount—NT$344,312,854; shareholding percentage—0.88%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 3.87% of total assets; 4.93% of total shareholder’s equity; NT$41,512,760,430

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: US$7.88

16. Do the directors have any objection to the present transaction?: No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: N/A

18. Any other matters that need to be specified: None

EXHIBIT 5

Clarification of the report that Chunghwa Telecom plans to set up a joint venture with Thailand’s IEC to provide IENet service

Date of events: 2008/12/04

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2008/12/04

3. Content of the report: CHT plans to set up a joint venture with Thailand’s IEC to provide IENet service.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Chunghwa follows its internal procedures to evaluate each investment project. Currently, the company has no comment in this regard.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 6

Clarification of the report that Chunghwa Telecom will continue to distribute 90% of its earnings as cash dividend next year

Date of events: 2008/12/04

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2008/12/04

3. Content of the report: (1) CHT will continue to distribute 90% of its earnings as cash dividend next year (2) CHT set its revenue target for next year to reach NT$186.6 billion and net profit target to maintain at least at this year’s level of NT$45 billion.

4. Summary of the information provided by investors: None.

5. Company’s explanation of the reportage or provided information: The company has not yet announced its forecast for 2009. The report is merely the media’s speculation.

6. Countermeasures: None.

7. Any other matters that need to be specified: None.

EXHIBIT 7

Announcement of the procurement of various types of Cable

Date of events: 2008/12/05

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): FS-JF-LAP City Telephone Cables

2. Date of the occurrence of the event: 2007/12/06~2008/12/05

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$550,176,650

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Tatung Company

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with contract

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: N/A

16. Concrete purpose or use of the acquisition or disposition: Telecom material

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 8

Announcement for the procurement of various types of Cable amounted to the stipulation announcement in one year

Date of events: 2008/12/09

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Various types of FS-JF-LAP Cables

2. Date of the occurrence of the event: 2007/12/10~2008/12/09

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$545,641,800

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): WALSIN LIHWA CORPORATION

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with contract

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: N/A

16. Concrete purpose or use of the acquisition or disposition: Telecom material

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: This is to clarify that the material information disclosed on Dec. 5 was partially revised. The transaction amount was NT$550,176,650 among which NT$190,168,300 should be deducted and has been accumulated into today’s total transaction price NT$545,641,800.

EXHIBIT 9

Chunghwa Telecom announced its unaudited revenue for November 2008

Date of events: 2008/12/10

Contents:

1. Date of occurrence of the event: 2008/12/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of November 2008, total revenue decreased by 0.3% year-over-year to NT$15.45 billion. Operating income for the month was NT$5.20 billion, net income NT$3.55 billion, EPS NT$0.31. For the first eleven months this year, total revenue was NT$170.91 billion, which was a 0.1% increase year-over-year. Operating income for the first eleven months was NT$55.50 billion, net income NT$44.86 billion, EPS NT$3.86.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 10

Chunghwa Telecom

December 10, 2008

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Nov 2008

1)	Sales volume (NT$ Thousand)

Period	Items	2008	2007	Changes	%
Nov	Invoice amount	16,959,670	17,785,098	(-)825,428	(-)4.64%
Nov	Invoice amount	192,892,735	194,772,051	(-)1,879,316	(-)0.96%
Nov	Net sales	15,450,642	15,503,570	(-)52,928	(-)0.34%
Nov	Net sales	170,913,793	170,756,824	(+)156,969	(+)0.09%

b	Trading purpose : None